MOODY SECURITIES, LLC

**FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
REQUIRED BY SEC RULE 17a-5**

DECEMBER 31, 2017

MOODY SECURITIES, LLC

Table of Contents

December 31, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68069

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Moody Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6363 Woodway, Suite 110
(No. and Street)

Houston	Texas	77057
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Engel

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazier & Deeter, LLC
(Name – *if individual, state last, first, middle name*)

1230 Peachtree Street, Suite 1500	Atlanta	Georgia	30309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Engel _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Moody Securities, LLC _____ , as

of December 31 _____ , 20 17 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



LILIAN CAROLINA ARAGON
Notary Public, State of Texas
My Commission Expires
April 04, 2018

_____
Notary Public

_____
Signature

Chief Financial Officer
_____
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FD Frazier
&Deeter
CPAs & ADVISORS

1230 Peachtree Street NE
Suite 1500
Atlanta, Georgia 30309
404.253.7500
www.frazierdeeter.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Manager and Member of
Moody Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Moody Securities, LLC, (the "Company") as of December 31, 2017, and the related statements of operations, changes in member's-equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

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CPA MERICA INTERNATIONAL   AICPA   PKF

Supplemental Information

The information included in the supplemental schedules has been subjected to audit procedures performed in conjunction with the audit of Moody Securities, LLC's financial statements. The supplemental information is the responsibility of Moody Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2012.

Frazier + Deeter, LLC

Atlanta, Georgia
March 14, 2018

MOODY SECURITIES, LLC

Statement of Financial Condition

December 31, 2017


Assets


Cash	$ 318,677
Prepaid expenses	241,847
Total Assets	$ 560,524


Liabilities and Member's Equity


Accounts payable	$ 30,680
Accrued liabilities	104,712
Due to related parties	36,750
Total liabilities	172,142
Commitments and contingencies	
Member's equity	388,382
Total member's equity	388,382
Total Liabilities and Member's Equity	$ 560,524

MOODY SECURITIES, LLC

Statement of Operations

For the Year Ended December 31, 2017

Revenues	$ 11,850,403
Operating expenses:	
Commissions	11,011,728
General and administrative	1,683,976
Management fees	120,000
Registration and filing fees	52,093
Legal and professional fees	286,523
Payroll and related taxes	1,538,550
Total operating expenses	14,692,870
Net loss	$ (2,842,467)

MOODY SECURITIES, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2017

	Total Member's Equity
Balance at January 1, 2017	$ 431,949
Member cash contributions	2,798,900
Net loss	(2,842,467)
Balance at December 31, 2017	$ 388,382

See accompanying notes to financial statements.

MOODY SECURITIES, LLC

Statement of Cash Flows

For the Year Ended December 31, 2017

Cash flows from operating activities:	
Net loss	$ (2,842,467)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Prepaid expenses	(129,098)
Due from related parties	15,400
Accounts payable	(28,037)
Accrued liabilities	60,696
Due to related parties	17,250
Net cash used in operating activities	(2,906,256)
Cash flows from financing activities:	
Member cash contributions	2,798,900
Net cash provided by financing activities	2,798,900
Net decrease in cash	(107,356)
Cash - beginning of year	426,033
Cash - end of year	$ 318,677
Non-cash operating transactions:	
Accrued prepaid insurance premiums	$ 51,026

See accompanying notes to financial statements.

MOODY SECURITIES, LLC

Notes to Financial Statements

December 31, 2017

Note 1 - General information and summary of significant accounting policies:

Description of business

Moody Securities, LLC (the "Company") was formed on September 21, 2007, as a Delaware Limited Liability Company for the purpose of providing financial services primarily to entities related to its sole member. The Company is a broker-dealer of securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

To date, the Company has received its funding from contributions from its sole member and its continued existence, in the absence of adequate cash flows from operations or other sources, will be dependent on receiving continued support from its member.

The Company is the dealer manager of Moody National REIT II, Inc.'s ("REIT II") public offering. The Company receives a selling commission of up to 6.5% of gross offering proceeds raised in REIT II's public offering, all or a portion of which could be re-allowed to participating broker-dealers. In addition, REIT II pays the Company a dealer manager fee of up to 3.5% of gross offering proceeds raised in REIT II's public offering, a portion of which could be re-allowed to participating broker-dealers. No selling commissions or dealer manager fee are paid for sales pursuant to REIT II's dividend reinvestment plans.

The Company is also the dealer manager of Moody National Academy DST's ("Academy DST) offering of beneficial ownership interests. The Company receives a selling commission of up to 6.0% of gross offering proceeds raised in Academy DST's offering, all or a portion of which could be re-allowed to participating broker-dealers. In addition, Academy DST pays the Company a non-accountable marketing and due diligence allowance equal to 1% of gross offering proceeds raised in Academy DST's offering, a portion of which could be re-allowed to participating broker-dealers. The Company also receives a placement fee equal to 0.5% of gross offering proceeds raised in Academy DST's offering, and may sell beneficial ownership interests in Academy DST as a selling group member, thereby becoming entitled to selling commissions. The total aggregate amount of selling commissions, allowances, and expense reimbursements will not exceed 7.5% of gross offering proceeds raised in Academy DST's offering.

Basis of presentation

The Company has adopted the Financial Accounting Standards Board (FASB) Codification (Codification). The Codification is the single official source of authoritative accounting principles generally accepted in the United States of America (U.S. GAAP) recognized by the FASB to be applied by nongovernmental entities. All of the Codification's content carries the same level of authority.

MOODY SECURITIES, LLC

Notes to Financial Statements - Continued

December 31, 2017

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company considers all short-term highly liquid investments which are readily convertible into cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

Income taxes

The Company was formed as a limited liability company and is treated as a partnership for federal income tax purposes. The earnings and losses of the Company are included in the member's income tax return. Consequently, the Company's income or loss is presented without a provision for federal and state income taxes. The Company's income or loss is allocated to the member in accordance with the organizational agreement.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authority, based on the technical merits of the position. The Company does not file composite state income tax returns. All federal and state income tax positions taken or anticipated to be taken in the income tax returns are attributable to the member and not to the Company.

As of December 31, 2017, there are no known items which would result in a material accrual related to where the Company has federal or state attributable tax positions.

Revenue recognition policy

The Company earns revenue through various investment banking activities primarily as an advisor in services related to debt and equity securities offerings. Commissions and management fee revenues are generally earned and recognized only upon successful completion of the transaction. A securities transaction is deemed complete when the investor's funds are received by the issuer and all other terms of the subscription agreement have been met.

MOODY SECURITIES, LLC

Notes to Financial Statements - Continued

December 31, 2017

Note 1 General information and summary of significant accounting policies - continued:

Financial instruments and credit risk

The financial instrument which potentially subjects the Company to credit risk is cash. The Company maintains its cash with a major domestic bank. From time to time, cash may exceed federally insured limits. The Company has not incurred losses related to these deposits.

Fair value of financial instruments

The Company's financial instruments consist of cash. The carrying amount of cash approximates fair value because of the short-term nature of this item.

Note 2 - Related party transactions:

Effective January 1, 2016, the Company entered into a management agreement with a Company affiliated with its sole member through common ownership structured in accordance with the broker-dealer expense reporting provisions established by the U.S. Securities and Exchange Commission ("SEC"). On July 1, 2016, the Company entered into a new management agreement with a Company affiliated with its sole member on the same terms and conditions as the January 1, 2016 agreement. The agreement automatically renews on an annual basis and includes furnishing of office space, supplies and equipment and facilitating the Company's payroll, insurance and employee benefits function. The Company paid $120,000 in management fees to this affiliate during the year ended December 31, 2017.

Effective January 1, 2016, the Company entered into a sublease agreement with an affiliate to lease office space in Houston, Texas for $1,000 per month. Total rent expense related to this agreement for the year ended December 31, 2017 was $12,000. Future minimum rent due for the remaining term of the sublease agreement is $12,000 for the year ending December 31, 2018.

The Company received all of its revenue of $11,850,404 for the year ended December 31, 2017 from REIT II and Academy DST.

As of December 31, 2017 the Company had payables to related parties for training facility expenses in the amount of $36,750.

MOODY SECURITIES, LLC

Notes to Financial Statements - Continued

December 31, 2017

Note 3 - Consulting agreement:

During January 2009, the Company entered into a consulting services agreement with MGL Consulting Corporation ("MGL") to provide bookkeeping services and FINRA compliance services. The agreement automatically renews on an annual basis until terminated by either party. The agreement includes a fixed monthly professional fee of $8,070 per month, plus additional professional fees regarding financial bookkeeping and regulatory compliance, which are billed based on MGL's fixed fee contract. Consulting fees paid to MGL were approximately $198,000 for the year ended December 31, 2017.

Note 4 - Net capital requirements:

In accordance with Rule 15c3-1 of the SEC, the Company's aggregate indebtedness, as defined, shall not exceed 15 times its net capital. The Company must also maintain minimum net capital. As of December 31, 2017, the Company's net capital, as defined, of $146,535 exceeded the required minimum of $11,476 by $135,059 and its ratio of aggregate indebtedness to net capital was 1.1748 to 1.0.

Note 5 - Insurance note payable:

The Company finances its annual broker-dealer professional liability insurance premiums. The Company records a corresponding prepaid asset upon financing. During 2017, the Company accrued insurance premiums of $51,026 and made premium payments of $51,026.

Note 6 - Subordinated liabilities:

There were no liabilities subordinated to claims of general creditors at any time during the year. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2017.

Note 7 - Subsequent events:

Management has evaluated subsequent events as of March 14, 2018, which is the date that the financial statements were available for issuance, and has determined that there are no subsequent events to be reported.

SUPPLEMENTAL INFORMATION

MOODY SECURITIES, LLC

Schedule I: Net Capital Computation Under Rule 15c3-1 of the Securities and Exchange Commission

For the Year Ended December 31, 2017

Net capital requirement, the greater of:			$	11,476
1/15 of Aggregate Indebtedness	$	11,476		
Minimum Dollar Requirement		5,000		
Net capital				146,535
Excess Net Capital:			$	135,059
Aggregate indebtedness			$	172,142
Excess net capital @ 100%				
(Net capital, less 10% aggregate indebtedness)			$	129,321
Ratio of aggregate indebtedness to net capital				117.48%
Ratio of subordinated indebtedness to debt/equity total				N/A
Total assets			$	560,524
Less - total liabilities				172,142
Net worth				388,382
Deductions from and/or charges to net worth:				
Total non-allowable assets		241,847		
Other deductions or charges		-		
				241,847
Total deductions from net worth				241,847
Net capital before haircuts on securities positions:				146,535
Haircuts on securities		-		
Certificates of deposit and commercial paper		-		
U.S. and Canadian government obligations		-		
State and municipal government obligations		-		
Corporate obligations		-		
Stock and warrants		-		
Options		-		
Arbitrage		-		
Other securities		-		
Undue concentration		-		-
Net capital			$	146,535

Reconciliation with the Company's Computation (included in
Part II of Form X-17-A-5) as of December 31, 2017:

Net capital, as reported in the Company's Part II (unaudited):		
Focus Report	$	146,535
Audit adjustments:		-
Net capital, per above	$	146,535

MOODY SECURITIES, LLC

Schedule II: Exemption From SEC Rule 15c3-3

For the Year Ended December 31, 2017

Note: The Company operates pursuant to the (k)(2)(i) exemption provisions of SEC Rule 15c3-3.

Frazier & Deeter
CPAs & ADVISORS

1230 Peachtree Street NE
Suite 1500
Atlanta, Georgia 30309
404.253.7500
www.frazierdeeter.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management
of Moody Securities, LLC

We have reviewed management's statements, included in the accompanying Moody Securities, LLC' Exemption Report, in which (1) Moody Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Moody Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Moody Securities, LLC stated that Moody Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Moody Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Moody Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Frazier + Deeter, LLC

Atlanta, Georgia
March 14, 2018

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CPAMERICA INTERNATIONAL AICPA PKF

Moody Securities, LLC's Exemption Report

Moody Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 for the year ended December 31, 2017 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) for the year ended December 31, 2017 without exception.

Moody Securities, LLC

I, Robert Engel, or affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: R Engel



Title: Chief Financial Officer, Financial Operations Principal

Frazier & Deeter
CPAs & ADVISORS

1230 Peachtree Street NE
Suite 1500
Atlanta, Georgia 30309
404.253.7500
www.frazierdeeter.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Management of
Moody Securities, LLC
Houston, TX

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017 which were agreed to by Moody Securities, LLC and SIPC, solely to assist you and the other specified parties in evaluating Moody Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Moody Securities, LLC's management is responsible for Moody Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 to a copy of check number 2040 dated February 1, 2018 in the amount of $13, and check number 1778 dated July 17, 2017 in the amount of $1,086, noting no differences.

2. Compared the total revenues of $11,850,403 reported in the SIPC-7 to the amounts reported on the Form X-17A-5 for the year ended December 31, 2017, noting no differences. Compared the total commodity revenues of $0 reported in the SIPC-7 to the amounts reported on the Form X-17A-5 for the year ended December 31, 2017, noting no differences. Compared commissions from brokerage and clearance to other SIPC members totaling $11,011,728 reported in the SIPC-7 to the amounts reported on the Form X-17A-5, noting no differences.

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CPAMERICA INTERNATIONAL AICPA PKF

3. Compared the total revenues of $11,850,403 reported in the SIPC-7 to the amounts reported in the Moody Securities, LLC trial balance, which was agreed to the audited financial statements for the year ended December 31, 2017, which reported revenues of $11,850,403 for the year ended December 31, 2017 noting no differences. Compared the total commodity revenues of $0 reported in the SIPC-7 to the amounts reported in the Moody Securities, LLC trial balance, which was agreed to the audited financial statements for the year ended December 31, 2017, noting no differences. Compared commissions of $11,011,728 reported in the SIPC-7 to the amounts reported in the Moody Securities, LLC trial balance, which was agreed to the audited financial statements for the year ended December 31, 2017, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Frazier + Deeter, LLC

March 14, 2018